PROSPECTUS

                                 578,791 SHARES

                            EAST WEST BANCORP, INC.

                                  COMMON STOCK

                               ------------------

    The shareholders of East West Bancorp, Inc. described below are offering and selling up to 578,791 shares of East West Bancorp common stock under this prospectus.

    The selling shareholders of East West Bancorp obtained their shares of common stock in two distinct and separate transactions. First, on June 12, 1998, the Company issued a common stock purchase warrant to Friedman Billings
Ramsey & Co. ("FBR") for 475,500 shares issuable upon exercise. The warrant was issued in connection with investment banking services performed by Friedman Billings Ramsey & Co. Friedman Billings Ramsey & Co. has subsequently transferred the right to purchase 100,000 of these shares of East West common stock to Castle Creek Capital Partners, Fund I. Second, on August 23, 2000, the Company issued 103,291 shares of common stock to the sole stockholder of Risk Services, Inc., an insurance agency, in connection with the Company's acquisition of Risk Services, Inc.

    The selling shareholders may offer their East West stock through public transactions executed through one or more broker-dealers at prevailing market prices, carried out through the NASDAQ National Market or one or more stock exchanges (if the shares are listed on an exchange at any time in the future), or in private transactions directly with purchasers or at privately negotiated prices.

    East West Bancorp common stock is listed on the NASDAQ National Market with the ticker symbol: "EWBC." On September 20, 2000, the closing price of one share of East West common stock on the NASDAQ National Market was $19.00.

    Our principal executive offices are located at 415 Huntington Drive, San Marino, California, 91108, and our telephone number is (626) 799-5700.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    An investment in these securities involves a high degree of risk. See "Risk Factors" at page 2.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 17, 2000.

                            ------------------------

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO INVEST IN THE COMMON STOCK.

FUTURE CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITS.

    Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

    - the interest income we earn on interest-earning assets, such as mortgage loans and investment securities; and

    - the interest expense we pay on our interest-bearing liabilities, such as deposits and amounts we borrow.

    A significant portion of our mortgage loans have rates of interest which are fixed for the life of the loan and are generally originated for periods of up to 30 years, while our deposit accounts have significantly shorter periods to maturity. Because our interest-earning assets generally have fixed rates of interest and have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly to changes in interest rates than the cost of our interest-bearing liabilities, which are primarily time deposits. As a result, our net interest income may be reduced when interest rates increase significantly for long periods of time. In addition, rising interest rates may reduce our earnings because there may be a lack of customer demand for loans. Declining interest rates may also reduce our net interest income if adjustable rate or fixed rate mortgage loans are refinanced at reduced rates or paid off earlier than expected, and we reinvest these funds in assets which earn us a lower rate of interest.

    Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact of changes in market interest rates on our net interest income. However, there can be no assurance that we will be able to manage interest rate risk so as to avoid significant adverse effects in our net interest income.

    A DOWNTURN IN THE HEALTH OF THE ECONOMY OR CHANGES IN THE FEDERAL RESERVE'S MONETARY POLICY COULD AFFECT OUR NET INTEREST INCOME AND REDUCE OUR PROFITABILITY.

    A downturn in the economy could affect us in the following ways, among others:

    - the amount of funds available for deposit could be reduced;

    - the ability of borrowers to repay their loans could be hurt; and

    - the strength of credit demands by customers could decline.

    In addition, the banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have significant effects on the operating results of banks. Changes in monetary policies may affect the ability of the banks to attract deposits, make loans and manage interest rate risk.

CHANGES IN LAWS OR REGULATIONS COULD HURT OUR PROFITABILITY.

    We operate in a highly regulated industry and are subject to the supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the California Department of Financial Institutions. The federal and state banking laws and regulations limit the manner in which banks may conduct business and obtain financing. Changes in the laws and regulations that govern us could restrict our operations or impose burdensome requirements upon us. This could reduce our profitability.

                            EAST WEST BANCORP, INC.

    East West Bancorp, Inc. is a Delaware corporation that was incorporated in August 1998 to be the holding company for East-West Bank. The Company became the holding company for East-West Bank as of December 30, 1998, and is subject to the Bank Holding Company Act of 1956, as amended.

    The Company has no material operations or subsidiaries other than its wholly owned subsidiaries, Risk Services, Inc. and East-West Bank, and the bank's two subsidiaries, East-West Services, Inc. and East-West Investments, Inc. Our bank is a California-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable limits. Our bank is the fourth largest commercial bank headquartered in Los Angeles, California as of December 31, 1999 and one of the largest banks in the United States that focuses on the Chinese-American community.

    East-West Bank was formed in June 1972 as the first federally chartered savings institution focused primarily on the Chinese-American community, and opened for business at its first office in the Chinatown district of Los Angeles in January 1973. Currently, we specialize in lending for commercial, construction, and residential real estate projects, financing international trade for California companies, and providing business and personal deposit and cash management services. We have emphasized commercial lending since becoming a state-chartered commercial bank on July 31, 1995.

    Through our network of 28 retail branches, we provide a wide range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals. We offer multilingual services to all of our customers in English, Cantonese, Mandarin and Spanish. A variety of deposit products are available, including the traditional range of personal and business checking and savings accounts, time deposits and individual retirement accounts, travelers' checks, safe deposit boxes, and MasterCard and Visa merchant deposit services.

    Our lending activities include residential and commercial real estate, construction, commercial, trade finance, account receivables, inventory and working capital loans. We provide commercial loans to small and medium-sized businesses with annual revenues that generally range from several million to $200 million. In addition, we provide short-term trade finances facilities for terms of less than one year primarily to U.S. importers and manufacturers doing business in the Asia Pacific region. Our commercial borrowers are engaged in a wide variety of manufacturing, wholesale trade and service businesses.

    As of August 23, 2000, we also offer on an agency basis, various insurance products through Risk Services, Inc. such as property, casualty, and life.

    We concentrate on marketing our services in the Los Angeles metropolitan area, Orange County, the San Francisco Bay area, and the Silicon Valley area in Santa Clara County, with a particular focus on regions with a high concentration of ethnic Chinese. The ethnic Chinese markets within our primary market area have experienced rapid growth in recent periods. As California continues to gain momentum as the hub of the Pacific Rim, we provide important competitive advantages to our customers participating in the Asia pacific marketplace. We believe our customers benefit from our understanding of Asian markets and cultures, our corporate and organizational ties throughout Asia, as well as our international banking products and services. We believe that this approach, combined with the extensive ties of our management and Board of Directors to the growing Asian and ethnic Chinese communities, provides us with an advantage in competing for customers in its market area.

    Our principal executive office is located at 415 Huntington Drive, San Marino, California 91108 and our telephone number is (626) 799-5700.

                          DESCRIPTION OF COMMON STOCK

    Our Certificate of Incorporation authorize us to issue 50,000,000 shares of common stock, par value $.001 per share. As of August 31, 2000, there were outstanding 22,454,323 shares of common stock.

    All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to rights of preferred stockholders if any preferred stock is issued and outstanding, holders of common stock

    - are entitled to any dividends validly declared;

    - will share ratably in our net assets in the event of a liquidation; and

    - are entitled to one vote per share.

    The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

        U.S. Stock Transfer Corporation is the transfer agent and registrar for our common stock.

                                USE OF PROCEEDS

    The warrants entitle some of the selling shareholders to purchase up to an aggregate of 475,500 shares of East West Bancorp common stock. The conversion price of the warrants is $10.00 per share. We will receive the proceeds of any exercise of the warrants, which it will use for general corporate purposes. If all warrants are exercised, we will receive net proceeds of $4,755,000.

    However, all net proceeds from the sale of the East West Bancorp shares being offered under this prospectus will go to the selling shareholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expenses of registration of the shares being offered under this prospectus.

                              SELLING SHAREHOLDERS

    The selling shareholders are composed of the following:

    - Friedman, Billings & Ramsey & Co. which received a warrant to purchase 475,500 shares of common stock in connection with investment banking services it provided to us. FBR retains a warrant to purchase 375,500 shares of common stock, as it has transferred 100,000 of its original warrants to Castle Creek Capital Partners, Fund I. We agreed to register the shares of Common Stock pursuant to a Registration Rights Agreement dated as of June 12, 1998 between East West and certain selling shareholders.

    - Castle Creek Capital Partners LLP, Fund I, who received a warrant to purchase 100,000 shares of common stock from FBR as described above.

    - Alice Wong, formerly the sole stockholder of Risk Services, Inc. Ms. Wong acquired 103,291 shares of our common stock in the transaction under which we acquired all of the issued and outstanding shares of Risk Services on August 23, 2000. Risk Services is now a wholly owned subsidiary of East West Bancorp. Ms. Wong will not be able to sell her shares of common stock if such sales would affect the corporate tax treatment of the acquisition of Risk Services by East West Bancorp. 51,645 of the shares of our common stock issued to Ms. Wong are being held in escrow. Release of these shares is subject to satisfaction of certain earn-out provisions based on the financial performance of Risk Services over the next 42 months.

    Except for certain positions as officers of the subsidiaries, no selling shareholder has had any position, office or other material relationship with us, other than in connection with the acquisition of the companies, within the past three years.

    One or more of the selling shareholders identified above may choose to donate or transfer as gifts some or all of the shares that may otherwise be sold directly by the selling shareholder or the selling shareholder may choose to transfer some or all of these shares for no value to one or more affiliated persons. If any of the shares are so transferred by any of the selling shareholders listed above, then the persons who receive the shares would constitute additional selling shareholders under this prospectus.

                              PLAN OF DISTRIBUTION

    The selling shareholders may offer their shares at various times in one or more of the following transactions:

    - on the NASDAQ National Market

    - on any United States securities exchange where our common stock may be listed in the future

    - in the over the counter market

    - in privately negotiated transactions directly with purchasers

    - in a combination of any of the above transactions

    The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

    The selling shareholders may also pledge shares to broker-dealers or other financial institutions, and, upon a default relative to any selling shareholder who has so pledged any such shares, the broker-dealer or other financial institution holding the pledged shares may effect sales of the pledged shares pursuant to this prospectus or any amended prospectus, if needed. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

    In effecting sales, brokers, dealers or agents engaged by any selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholder in amounts to be negotiated prior to the sale. Any such selling shareholder and such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. One or more of the selling shareholders may indemnify broker-dealers that participate in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

    In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act of 1934 may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed each of them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

    At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, and discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.  Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

2.  Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

3.  Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

4. the definitive Proxy Statement filed with the SEC on April 3, 2000 provided to stockholders in connection with the Annual Meeting of Stockholders held on May 10, 2000.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            East West Bancorp, Inc.
                              415 Huntington Drive
                          San Marino, California 91108
              Attention: Douglas Krause, Executive Vice President
                             Phone: (626) 799-5700

    This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 LEGAL MATTERS

    Manatt, Phelps & Phillips L.L.P., Los Angeles, California, will pass upon the validity of our securities and certain other legal matters in connection with our offering of our securities, unless we indicate otherwise in a prospectus supplement.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    CAUTIONARY STATEMENT CONCERNING FORWARD
                               LOOKING STATEMENTS

    We do not provide forecasts of the future of our financial performance. However, this prospectus and the documents incorporated by reference into this prospectus may contain forward looking information that involves risks and uncertainties. In particular, statements contained in this prospectus or any of the documents incorporated by reference into this prospectus which are not historical facts constitute forward looking statements. Some of these statements concerning international revenues, anticipated operating expense levels and such expense levels relative to the Company's total revenues. In addition, any of the words "believes," "expects," "anticipates" or similar expressions indicate forward-looking statements. Our actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward-looking statements. Factors that may cause such differences include, for example: the availability of capital to fund our future cash needs; reliance on major customers; history of operating losses; technological obsolescence; competition; component supply problems; protection of proprietary information; and accuracy of our internal estimates of revenue and operating expense levels.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

    The Delaware General Corporation Law and East West Bancorp's certificate of incorporation and by-laws provide for indemnification of the company's directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

    You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Risk Factors..........................      2
East West Bancorp.....................      3
Description of Common Stock...........      4
Use of Proceeds.......................      4
Selling Shareholders..................      4
Plan of Distribution..................      5
Where You Can Find More Information...      6
Legal Matters.........................      6
Experts...............................      7
Cautionary Statement Concerning
  Forward Looking Statements..........      7
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities.........................      7

------------------------------------------------

                            EAST WEST BANCORP, INC.

                                 578,791 SHARES
                                OF COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                October 17, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------